GREENWORKS CORPORATION
                         111 Howard Street, Suite 108
                            Mt. Arlington, NJ 07856
                                973-398-8183

January 27, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

   Re:  GreenWorks Corporation
        Registration Statement on Form SB-2 (File No. 333-121892)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, GreenWorks Corporation hereby applies for withdrawal of the above-referenced Registration Statement on Form SB-2, which was filed with the Securities and Exchange Commission on January 7, 2005.

The Registration Statement was filed in contemplation of a public offering by two selling shareholders. GreenWorks is withdrawing the Registration Statement at the request of the selling shareholders, in contemplation of a substantial modification of the contractual relationship between GreenWorks and the selling shareholders.
The Registration Statement has not been declared effective, and none of the securities included in the Registration Statement have been sold in connection with the offering.

Please provide, by facsimile, a copy of the order granting withdrawal of the Registration Statement to our legal counsel, Robert Brantl (facsimile: 718-965-4042). If you have any questions with regard to this application for withdrawal, please contact Mr. Brantl at 718-768-6045.

                                     GreenWorks Corporation

                                     By: /s/ Kevin Kreisler
                                     ------------------------
                                     Kevin Kreisler, Chairman